[ORCKIT LOGO]
            Orckit Communications Reports 2006 Third Quarter Results

TEL AVIV, Israel, October 31 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the third quarter and nine months ended September 30, 2006.

Revenues in the third quarter of 2006 were $15.0 million compared to $25.4 million in the quarter ended September 30, 2005 and $14.7 million in the previous quarter ended June 30, 2006.

Net income for the quarter ended September 30, 2006 was $985,000, or $0.06 per diluted share, compared to net income of $7.6 million, or $0.45 per diluted share, for the quarter ended September 30, 2005 and net income of $294,000, or $0.02 per diluted share, for the previous quarter ended June 30, 2006.

Revenues for the nine months ended September 30, 2006 were $54.6 million compared to $67.8 million for the nine months ended September 30, 2005. Net income for the nine months ended September 30, 2006 was $7.1 million, or $0.42 per diluted share, compared to net income of $14.6 million, or $0.84 per diluted share, for the nine months ended September 30, 2005.

Key highlights for the quarter:

- Product evaluations of CM-100 Packet Transport Systems continued with several carriers, primarily in Asia. Commercial selections by these carriers are expected to occur in 2007.
- Corrigent extended its Packet Transport Solution with new platforms: the CM-104 and the CM-21. These additions are designed to allow service providers more flexibility in the deployment of the CM product line, provide the access component in Corrigent's end-to-end packet transport solution and address service applications which were not covered prior to the release of these new platforms.

Izhak Tamir, President of Orckit, commented, "As video applications continue to draw increased interest for high wideband solutions in metro and access networks, Corrigent's product line is well positioned to provide telecom service providers with a full and efficient platform for converged networks of data, voice, video and cellular services. Increasing demand for these high bandwidth-demanding services is expected to propel commercial deployments for innovative platforms such as our CM product line."

Mr. Tamir continued, "KDDI, our most significant customer, is progressing in its efforts to have a fully IP-based fixed-mobile converged network, while enjoying subscriber growth for its data services over both advanced cellular and wireline offerings. However, following the significant network expansion KDDI has undertaken using the CM-100 product, additional expansion in its 2006 fiscal year, which ends in April 2007, will be low. Nevertheless, we believe that we are well positioned to benefit from the continued growth in KDDI's subscriber base for data and video services."

Mr. Tamir concluded: "Our recent product introductions address market opportunities and are a result of our intense R&D efforts. As market demand for bandwidth increases, we intend to continue our efforts to offer telecom carriers innovative, high-capacity packetized solutions targeting this new area for converged transport technology."

Outlook and Guidance

For the year ending December 31, 2006, we expect revenues to be approximately $63.0 million, net income to be $4.1 million and net income per diluted share to be $0.25.

Conference Call
Orckit  Communications  will host a  conference  call on October  31,  2006, at 11 a.m.  EST.  The call can be accessed by dialing 1-866-406-5408  in  the
United  States  and  1-973-582-2822   internationally.   A  replay  of  the
call will be available at http://www.orckit.com. A replay of the call will be also available through November, 7 2006 at 11:59 p.m. at 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access this replay, enter the following code: 7592389.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW


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                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)

                                                            Three Months Ended                         Nine Months Ended
                                                              September 30                                September 30
                                                        2006                    2005                2006                    2005
                                                        ----                    ----                ----                    ----



Revenues                                        $      14,961           $       25,443      $      54,626           $      67,844

Cost of revenues                                        6,933                   13,060             26,318                  34,722
                                                       ------                   ------             ------                  ------
Gross profit                                            8,028                   12,383             28,308                  33,122

Research and development expenses, net                  3,640                    3,983             11,862                  11,890

Selling, marketing general and
administrative expenses                                 4,236                    3,825             11,801                  11,220
                                                       ------                   ------             ------                  ------
Total operating expenses                                7,876                    7,808             23,663                  23,110
                                                       ------                   ------             ------                  ------
Operating income                                          152                    4,575              4,645                  10,012

Financial income, net                                     833                      583              2,454                   2,141

Other income                                                0                    2,448                  0                   2,448
                                                       ------                   ------             ------                  ------
Net income                                      $         985           $        7,606      $       7,099           $      14,601
                                                       ======                   ======             ======                  ======
Net income per share - basic                    $        0.06           $         0.54      $        0.46           $        1.05
                                                       ======                   ======             ======                  ======
Net income per share - diluted                  $        0.06           $         0.45      $        0.42           $        0.84
                                                       ======                   ======             ======                  ======
Weighted average number of shares
outstanding - basic                                    15,588                   14,188             15,343                  13,848
                                                       ======                   ======             ======                  ======
Weighted average number of shares
outstanding - diluted                                  16,282                   17,014             16,775                  16,514
                                                       ======                   ======             ======                  ======

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                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)


                                                                        September 30                   December 31
                                                                            2006                           2005
                                                                            ----                           ----

                       ASSETS

Current assets:

    Cash and short term marketable securities                           $            47,291           $            45,379
    Trade receivables                                                                   195                           702
    Other receivables                                                                 1,604                         1,520
    Inventories                                                                       4,803                         3,330
                                                                                     ------                        ------
          Total  current assets                                                      53,893                        50,931

Long term marketable securities                                                      47,425                        72,381
Severance pay fund                                                                    3,074                         2,894
Property and equipment, net                                                           2,712                         3,740
                                                                                     ------                        ------
          Total  assets                                                 $           107,104           $           129,946
                                                                                     ======                        ======

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Bank loan                                                           $             1,368           $                 0
    Trade payables                                                                    6,199                         9,282
    Accrued expenses and other payables                                              11,464                        19,173
    Deferred income                                                                   5,587                        28,736
                                                                                     ------                        ------
          Total current liabilities                                                  24,618                        57,191

Long term liabilities :

    Accrued severance pay                                                             4,209                         3,689
                                                                                     ------                        ------
          Total liabilities                                                          28,827                        60,880

Shareholders' equity                                                                 78,277                        69,066
                                                                                     ------                        ------
          Total  liabilities and shareholders' equity                  $            107,104            $          129,946
                                                                                     ======                        ======


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